Dreyfus
Growth and Income
Fund, Inc.

SEMIANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Growth and Income Fund, Inc., covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Growth and Income Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced a total return of 9.41%.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 9.63% for the same period.[2]

Markets generally responded favorably to continued global economic growth and low inflation despite the uncertainty generated by rising interest rates and higher energy prices. The fund's holdings benefited from these conditions, roughly matching the benchmark's gains. Relatively strong returns in the financials, energy and industrials sectors were balanced by weaker results in the health care, technology and basic materials sectors.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the fund invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the S&P 500 Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 Index as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings or cash flow; and
- *financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

The economy's strength during the reporting period was generated primarily by higher levels of U.S. capital markets activity and persistently strong global industrial demand. Although interest rates and energy prices continued to rise, they did not appear to impede overall economic growth or business spending. These conditions primarily favored stocks in the financials, energy, industrials and basic materials sectors.

Our security selection strategy delivered relatively strong performance in three of these four sectors. Among financial companies, top performers included commercial banks, such as Bank of America and Wachovia; diversified financial services providers, such as JPMorgan Chase & Co.; and mortgage lenders, such as Countrywide Financial. In the energy sector, the fund's overweighted position enhanced returns, as did its focus on equipment and service providers, such as Weatherford International and Grant Prideco. In the industrials sector, gains in electrical equipment maker Emerson Electric and a well timed trade in conglomerate Textron, which was sold during the reporting period, helped boost the fund's returns.

On the other hand, the fund's relative performance was hindered by weaker results in the health care, technology and basic materials sectors.

In the health care sector, we focused on biotechnology and medical device stocks, but the market favored large-cap pharmaceutical companies and medical services, areas in which the fund maintained relatively light exposure. In the technology sector, unfortunate timing of trades in electronics maker Apple Computer and semiconductor manufacturer Advanced Micro Devices undermined returns, as did disappointing performance from computer seller Dell and programmable logic devices provider Altera, which were sold during the reporting period. Finally, in the basic materials sector, solid gains from chemical companies, such as Air Products and Chemicals, were offset by relatively light exposure to the metals and mining industry, one of the sector's stronger areas.

What is the fund's current strategy?

Although we recently trimmed the fund's energy exposure, we have continued to emphasize energy companies, which we believe may benefit further from high fuel costs and robust industrial demand. The fund also maintains mildly overweighted exposure to the health care sector, which we consider a defensive position in light of concerns about the potential impact of rising interest rates and high energy prices on future economic growth.

We have balanced these overweighted positions with underweighted exposure to the consumer discretionary sector, where rising interest rates and high oil prices may inhibit consumer spending. The fund also holds mildly underweighted exposure to the technology, communications and utilities sectors, which we believe may prove vulnerable to emerging economic and business trends.

May 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 5.19
Ending value (after expenses)	$1,094.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 5.01
Ending value (after expenses)	$1,019.84

† Expenses are equal to the fund's annualized expense ratio of 1.00%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

Common Stocks−98.5%	Shares	Value ($)
Banking−3.8%		
Bank of America	602,900	**30,096,768**
Basic Industries−2.6%		
Air Products & Chemicals	139,300	9,544,836
EI Du Pont de Nemours & Co.	256,100	11,294,010
		20,838,846
Beverages & Tobacco−2.7%		
Altria Group	289,000	**21,143,240**
Capital Goods−9.5%		
Corning	243,200 [a]	6,719,616
Danaher	245,000	15,706,950
Emerson Electric	164,000	13,931,800
General Electric	1,112,900	38,495,211
		74,853,577
Construction & Housing−1.7%		
3M	160,400	**13,702,972**
Consumer Non-Durables−3.8%		
Cadbury Schweppes, ADR	196,300 [b]	7,844,148
PepsiCo	157,400	9,166,976
Procter & Gamble	215,300	12,532,613
		29,543,737
Consumer Services−10.6%		
Advance Auto Parts	281,350	11,315,897
CVS	494,500	14,696,540
Hilton Hotels	514,800	13,868,712
Home Depot	284,100	11,344,113
McDonald's	246,800	8,531,876
News, Cl. A	528,200	9,063,912
Target	277,800	14,751,180
		83,572,230

Common Stocks (continued)	Shares	Value ($)
Electronic Components & Instruments−.5%		
EMC/Massachusetts	285,600 [a]	**3,858,456**
Energy−11.9%		
Anadarko Petroleum	93,300 [b]	9,779,706
Chesapeake Energy	213,100 [b]	6,751,008
ConocoPhillips	166,200	11,118,780
Exxon Mobil	570,200	35,968,216
Grant Prideco	213,900 [a]	10,951,680
Transocean	112,100 [a]	9,087,947
Weatherford International	192,600 [a]	10,194,318
		93,851,655
Financial Services−17.2%		
Affiliated Managers Group	119,300 [a,b]	12,085,090
Axis Capital Holdings	506,300	15,097,866
Capital One Financial	201,800	17,483,952
Countrywide Financial	486,800	19,793,288
JPMorgan Chase & Co.	621,600	28,208,208
Merrill Lynch & Co.	272,100	20,750,346
Wachovia	365,000	21,845,250
		135,264,000
Health Care−12.1%		
Abbott Laboratories	289,800	12,386,052
Alcon	108,300	11,015,193
Amgen	162,500 [a]	11,001,250
Caremark Rx	112,300	5,115,265
Fisher Scientific International	97,500 [a]	6,878,625
Genzyme	127,000 [a]	7,767,320
Novartis, ADR	224,900	12,933,999
WellPoint	171,000 [a]	12,141,000
Wyeth	331,800	16,148,706
		95,387,410

Common Stocks (continued)	Shares	Value ($)
Technology−15.9%		
Adobe Systems	229,900	9,012,080
Advanced Micro Devices	246,200 a	7,964,570
Broadcom, Cl. A	203,700 a	8,374,107
Cisco Systems	585,200 a	12,259,940
Citrix Systems	165,200 a	6,594,784
Electronic Arts	172,200 a	9,780,960
Google, Cl. A	15,543 a	6,496,041
Intel	313,900	6,271,722
International Business Machines	137,200	11,297,048
Microchip Technology	257,400	9,590,724
Microsoft	874,300	21,114,345
Motorola	174,900	3,734,115
Qualcomm	243,300	12,491,022
		124,981,458
Transportation−1.7%		
Burlington Northern Santa Fe	163,600	**13,011,108**
Utilities−4.5%		
AT & T	407,300	10,675,333
PG & E	107,100 b	4,266,864
Sempra Energy	149,100	6,861,582
Southern	210,900	6,797,308
Verizon Communications	210,100	6,939,603
		35,540,690
Total Common Stocks		
(cost $663,583,226)		**775,646,147**

Other Investment−1.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $11,987,000)	11,987,000 c	**11,987,000**

Investment of Cash Collateral for Securities Loaned—3.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $25,829,100)	25,829,100 c	**25,829,100**
Total Investments (cost $701,399,326)	**103.3%**	**813,462,247**
Liabilities, Less Cash and Receivables	**(3.3%)**	**(26,071,301)**
Net Assets	**100.0%**	**787,390,946**

ADR—American Depository Receipts.

a   *Non-income producing security.*

b   *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $25,098,436 and the total market value of the collateral held by the fund is $25,829,100.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	17.2	Banking	3.8
Technology	15.9	Consumer Non-Durables	3.8
Health Care	12.1	Beverages & Tobacco	2.7
Energy	11.9	Basic Industries	2.6
Consumer Services	10.6	Construction & Housing	1.7
Capital Goods	9.5	Transportation	1.7
Short-Term/Money Market Investments	4.8	Electronic Components & Instruments	.5
Utilities	4.5		**103.3**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $25,098,436)–Note 1(c):		
Unaffiliated issuers	663,583,226	775,646,147
Affiliated issuers	37,816,100	37,816,100
Cash		245,443
Dividends and interest receivable		681,434
Receivable for shares of Common Stock subscribed		10,730
Prepaid expenses		45,059
		814,444,913
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		575,797
Liability for securities on loan–Note 1(c)		25,829,100
Payable for shares of Common Stock redeemed		530,819
Accrued expenses		118,251
		27,053,967
Net Assets ($)		**787,390,946**
Composition of Net Assets ($):		
Paid-in capital		666,051,390
Accumulated undistributed investment income–net		291,812
Accumulated net realized gain (loss) on investments		8,984,823
Accumulated net unrealized appreciation (depreciation) on investments		112,062,921
Net Assets ($)		**787,390,946**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		47,731,123
Net Asset Value, offering and redemption price per share ($)		**16.50**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $12,377 foreign taxes withheld at source):	
Unaffiliated issuers	7,121,766
Affiliated issuers	179,153
Income from securities lending	16,397
Total Income	**7,317,316**
Expenses:	
Management fee–Note 3(a)	2,959,125
Shareholder servicing costs–Note 3(b)	830,585
Directors' fees and expenses–Note 3(c)	46,360
Professional fees	38,456
Custodian fees–Note 3(b)	29,486
Prospectus and shareholders' reports	15,317
Registration fees	11,084
Miscellaneous	18,752
Total Expenses	**3,949,165**
Investment Income–Net	**3,368,151**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	36,380,259
Net unrealized appreciation (depreciation) on investments	31,642,142
Net Realized and Unrealized Gain (Loss) on Investments	**68,022,401**
Net Increase in Net Assets Resulting from Operations	**71,390,552**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Operations ($):		
Investment income−net	3,368,151	11,972,040
Net realized gain (loss) on investments	36,380,259	72,543,537
Net unrealized appreciation (depreciation) on investments	31,642,142	(29,913,333)
Net Increase (Decrease) in Net Assets Resulting from Operations	**71,390,552**	**54,602,244**
Dividends to Shareholders from ($):		
Investment income−net	**(4,759,327)**	**(10,638,417)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	9,430,009	16,595,007
Dividends reinvested	4,474,491	10,005,531
Cost of shares redeemed	(74,630,022)	(121,581,492)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(60,725,522)**	**(94,980,954)**
Total Increase (Decrease) in Net Assets	**5,905,703**	**(51,017,127)**
Net Assets ($):		
Beginning of Period	781,485,243	832,502,370
End of Period	**787,390,946**	**781,485,243**
Undistributed investment income−net	291,812	1,682,988
Capital Share Transactions (Shares):		
Shares sold	587,359	1,101,171
Shares issued for dividends reinvested	279,452	663,224
Shares redeemed	(4,653,697)	(8,030,851)
Net Increase (Decrease) in Shares Outstanding	**(3,786,886)**	**(6,266,456)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	15.17	14.41	13.64	11.78	14.63	19.29
Investment Operations:						
Investment income−net[a]	.07	.22	.09	.07	.05	.04
Net realized and unrealized gain (loss) on investments	1.36	.73	.78	1.86	(2.30)	(3.39)
Total from Investment Operations	1.43	.95	.87	1.93	(2.25)	(3.35)
Distributions:						
Dividends from investment income−net	(.10)	(.19)	(.10)	(.07)	(.05)	(.04)
Dividends from net realized gain on investments	–	–	–	–	(.55)	(1.27)
Total Distributions	(.10)	(.19)	(.10)	(.07)	(.60)	(1.31)
Net asset value, end of period	16.50	15.17	14.41	13.64	11.78	14.63
Total Return (%)	9.41[b]	6.63	6.36	16.48	(16.27)	(18.15)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.50[b]	.99	1.03	1.06	1.01	.98
Ratio of net expenses to average net assets	.50[b]	.99	1.03	1.06	1.01	.98
Ratio of net investment income to average net assets	.42[b]	1.45	.66	.56	.37	.26
Portfolio Turnover Rate	32.37[b]	72.21	48.04	42.66	26.93	32.57
Net Assets, end of period ($ x 1,000)	787,391	781,485	832,502	862,633	805,956	1,092,228

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the

"Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $27,395,436 for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $10,638,417. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2006, the fund was charged $527,358 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $248,909 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2006, the fund was charged $29,486 pursuant to the custody agreement.

During the period ended April 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $483,482, chief compliance officer fees $1,284, custodian fees $14,731 and transfer agency per account fees $76,300.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $252,942,283 and $318,921,321, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2006 there were no financial futures contracts outstanding.

At April 30, 2006, accumulated net unrealized appreciation on investments was $112,062,921, consisting of $121,544,593 gross unrealized appreciation and $9,481,672 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus
Growth and Income Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

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